

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

May 15, 2007

By Facsimile and U.S. Mail

Mr. Moray P. Dewhurst
Chief Financial Officer
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408

>   **Re: FPL Group, Inc.**
>   **Florida Power & Light Company**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Filed February 27, 2007**
>   **File No.'s 001-08841 and 002-27612**

Dear Mr. Dewhurst:

We have completed our review on the above referenced filing and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief